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                            April 29, 2021

       Gavin West
       Business Advisor
       NousLogic Healthcare Inc.
       5150 Crenshaw Road #A150
       Pasadena, Texas 77505

                                                        Re: NousLogic
Healthcare Inc.
                                                            Amendment No. 3 to
Form 1-A
                                                            Filed April 19,
2021
                                                            File No. 024-11398

       Dear Mr. West:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2021 letter.

       Amendment No. 3 to Form 1-A filed April 16, 2021

       Part III - Exhibits, page 52

   1. We note your response to prior comment 3 but no independent accountant consents were included with this
amendment. Prior to qualification, please amend the filing to include both currently dated
consents as exhibits to the filing.
       Signatures, page 53

   2. We note your response to our prior comment 1 and your revised disclosure which indicates that Gavin
West will not assume CEO duties until completion of the offering.
                                                        Therefore, Mr. Hoang
Nhu, the company's current CEO, must sign the offering circular.
                                                        Please file an amended
offering circular in which Mr. Nhu has signed in his capacity as
 Gavin West
NousLogic Healthcare Inc.
April 29, 2021
Page 2
      the current CEO of the company. See the signature requirements of Form
1-A.
       You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameGavin West
                                                          Division of
Corporation Finance
Comapany NameNousLogic Healthcare Inc.
                                                          Office of Life
Sciences
April 29, 2021 Page 2
cc:       Christopher Kelly
FirstName LastName